PLS CPA, A PROFESSIONAL CORPORATION
♦4725 MERCURY STREET #210 ♦ SAN DIEGO ♦ CALIFORNIA 92111♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 761-0341 ♦ FAX (858) 433-2979
♦ E-MAIL changgpark@gmail.com ♦

August 4, 2016

To Whom It May Concern:

We consent to the incorporation by reference in the registration statements of Insulcrete, Inc. of our report dated April 15, 2015, with respect to the balance sheets as of December 31, 2014 and the related statements of income, cash flows, and shareholders' deficit for the fiscal years period ended December 31, 2014, which appears on December 31, 2015 Form 10-K of Insulcrete, Inc.

Very truly yours,

/s/PLS CPA

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PLS CPA, A Professional Corp.
San Diego CA 92111